Exhibit 4.3

description of the registrant’s securities

registered pursuant to section 12 of the

securities exchange act of 1934

The following description sets forth certain material terms and provisions of the securities of Live Oak Bancshares, Inc. (the “Company,” “we,” “us,” or “our”), that are registered under Section 12 of the Securities Exchange Act of 1934. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of our amended and restated articles of incorporation and our amended bylaws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our amended and restated articles of incorporation and our amended bylaws for additional information.

Description of Voting Common Stock, No Par Value Per Share

General. Outstanding shares of our voting common stock are validly issued, fully paid and non-assessable. Each share of our voting common stock has the same relative rights and is identical in all respects to each other share of our voting common stock.

Voting Rights. Each share of our voting common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. Our shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of votes cast.

Liquidation. In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our voting common stock are entitled to receive pro rata with holders of our nonvoting common stock, after payment of all debts and liabilities, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of our subsidiary bank, we, as the sole shareholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Dividends. As a North Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to our subsidiary bank. The Board of Governors of the Federal Reserve System (the “Federal Reserve”) has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition.

Holders of shares of our voting common stock are entitled to receive such cash dividends as the board of directors may declare out of legally available funds. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of distributions to shareholders by a business corporation. Under such provisions, distributions, including cash dividends, may not be paid if, after giving effect to such cash dividend or other distribution, a corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our voting common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our subsidiary bank pays to us.

Preemptive Rights; Redemption. Holders of shares of our voting common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our voting common stock is not subject to call or redemption.

Restrictions on Ownership. The Bank Holding Company Act of 1956 (the “BHCA”) requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve before acquiring 5% or more of our voting common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of our voting common stock under the Change in Bank Control Act. Any holder of 25% or more of our voting common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

  Preferred Stock. Under our articles of incorporation, as amended, our board of directors, without further action by our shareholders, is authorized to issue shares of preferred stock in one or more series. Our board of directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The shares of preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of shares of our voting common stock.

Charter and Bylaw Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of our amended and restated articles of incorporation and amended bylaws that may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the “articles of incorporation” and “bylaws” are to our amended and restated articles of incorporation and amended bylaws.

Removal of Directors; Filling Vacancies. Our articles of incorporation provide that shareholders may remove one or more of the directors with cause which includes: (i) criminal prosecution and conviction during the course of a director’s service for an act of fraud, embezzlement, theft or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering the directors, officers or employees. Vacancies occurring in the board of directors may be filled by the shareholders, by a majority of the remaining directors even though such majority constitutes less than a quorum, or by the sole remaining director. A director elected to fill a vacancy shall serve only until the next meeting of shareholders at which directors are elected.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the board of directors or our shareholders may amend or repeal the bylaws. A bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board. Generally, our shareholders may adopt, amend or repeal the bylaws in accordance with the North Carolina Business Corporation Act.

Special Meetings of Shareholders. Our bylaws provide that special meetings of shareholders may be called only by our chairman, president or at the request of the board of directors.

Supermajority Vote for Change-in-Control. Unless approved by a majority of the board of directors who are not affiliated with a proposed transaction, approval by holders of at least two-thirds of the outstanding shares of our outstanding capital stock is required to effect any agreement, plan or arrangement providing for a merger, consolidation, share exchange or any other transaction requiring approval of the shareholders. With approval of the board of directors, the approval by holders of a majority of our voting securities would be required to affect any such transaction.

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